SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                              FORM N-18F-1

                      NOTIFICATION OF ELECTION PURSUANT TO
                                RULE 18f-1
                   UNDER THE INVESTMENT COMPANY ACT OF 1940.

                      STRONG ASSET ALLOCATION FUND, INC.
                           Exact Name of Registrant

                          NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                               SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the Village of Menomonee Falls and the state of Wisconsin on the 30th day of November, 1995.


STRONG ASSET ALLOCATION	FUND, INC.
(Name of Registrant)


By:  /s/ Ronald A. Neville
   		Ronald A. Neville, Treasurer


Attest:  /s/ Ann E. Oglanian
  				   Ann E. Oglanian, Secretary